MANSON
CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE


07022380

FILE No.
82-3874

SUPPL

March 21, 2007


PROCESSING
SECTION
RECEIVED
2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated March 21, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

for [signature]
BARBARA O'NEILL

dw 4/9

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

MARCH 21, 2007

News Release: 07-03

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Resources Ltd. Stakes Additional Uranium Property

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the recent staking acquisition of the Stem uranium property, located approximately 30 kilometers from Princeton, British Columbia.

The property was staked due to its geological and structural similarities to the Blizzard uranium deposit, located 90 kilometers to the east. The Blizzard deposit is reported to host a historic, pre 43-101 resource of 2,200,000 tonnes at 0.214% U_3O_8.

The 525 hectare Stem property will be explored for basal type uranium deposits, similar to the aforementioned Blizzard project. These deposits occur in poorly consolidated fluvial or lacustrine sediments. These host rocks are capped by an impermeable horizon, in this case Eocene volcanic flows, and this allows the sediments to maintain a reducing environment favourable to the deposition of secondary uranium minerals in areas of ground water entrapment.

The Stem property possesses numerous favourable parameters for hosting a basal type uranium deposit. These features include: a source of leachable uranium mineralization in the adjacent granitic intrusions, abundant regional faulting which may have provided good ground preparation for groundwater movement and a large zone of permeable sediments that are capped by relatively recent volcanic activity.

The Company is very pleased with the new acquisition which continues the diversification of the Manson Creek western Canadian property portfolio. Manson Creek now has two uranium prospects to complement its base and precious metal prospects, including the CR copper-molybdenum project in northwestern British Columbia and the Meridian and Gillman gold-silver-lead-zinc projects in southeastern British Columbia.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE

MARCH 21, 2007

News Release: 07-03

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Resources Ltd. Stakes Additional Uranium Property

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the recent staking acquisition of the Stem uranium property, located approximately 30 kilometers from Princeton, British Columbia.

The property was staked due to its geological and structural similarities to the Blizzard uranium deposit, located 90 kilometers to the east. The Blizzard deposit is reported to host a historic, pre 43-101 resource of 2,200,000 tonnes at 0.214% U_3O_8.

The 525 hectare Stem property will be explored for basal type uranium deposits, similar to the aforementioned Blizzard project. These deposits occur in poorly consolidated fluvial or lacustrine sediments. These host rocks are capped by an impermeable horizon, in this case Eocene volcanic flows, and this allows the sediments to maintain a reducing environment favourable to the deposition of secondary uranium minerals in areas of ground water entrapment.

The Stem property possesses numerous favourable parameters for hosting a basal type uranium deposit. These features include: a source of leachable uranium mineralization in the adjacent granitic intrusions, abundant regional faulting which may have provided good ground preparation for groundwater movement and a large zone of permeable sediments that are capped by relatively recent volcanic activity.

The Company is very pleased with the new acquisition which continues the diversification of the Manson Creek western Canadian property portfolio. Manson Creek now has two uranium prospects to complement its base and precious metal prospects, including the CR copper-molybdenum project in northwestern British Columbia and the Meridian and Gillman gold-silver-lead-zinc projects in southeastern British Columbia.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **MARCH 21, 2007**

News Release: 07-03 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Resources Ltd. Stakes Additional Uranium Property

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the recent staking acquisition of the Stem uranium property, located approximately 30 kilometers from Princeton, British Columbia.

The property was staked due to its geological and structural similarities to the Blizzard uranium deposit, located 90 kilometers to the east. The Blizzard deposit is reported to host a historic, pre 43-101 resource of 2,200,000 tonnes at 0.214% U_3O_8.

The 525 hectare Stem property will be explored for basal type uranium deposits, similar to the aforementioned Blizzard project. These deposits occur in poorly consolidated fluvial or lacustrine sediments. These host rocks are capped by an impermeable horizon, in this case Eocene volcanic flows, and this allows the sediments to maintain a reducing environment favourable to the deposition of secondary uranium minerals in areas of ground water entrapment.

The Stem property possesses numerous favourable parameters for hosting a basal type uranium deposit. These features include: a source of leachable uranium mineralization in the adjacent granitic intrusions, abundant regional faulting which may have provided good ground preparation for groundwater movement and a large zone of permeable sediments that are capped by relatively recent volcanic activity.

The Company is very pleased with the new acquisition which continues the diversification of the Manson Creek western Canadian property portfolio. Manson Creek now has two uranium prospects to complement its base and precious metal prospects, including the CR copper-molybdenum project in northwestern British Columbia and the Meridian and Gillman gold-silver-lead-zinc projects in southeastern British Columbia.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

END